Exhibit 99.1

YM BIOSCIENCES ANNOUNCES TERMINATION OF THE TESMILIFENE PHASE III PIVOTAL TRIAL IN ADVANCED BREAST CANCER

- The Data Safety Monitoring Board advises the trial is very unlikely to demonstrate a survival benefit for the tesmilifene arm -

- Conference call scheduled for Wednesday, January 31, 8:30 a.m. ET -

MISSISSAUGA, Canada - January 30, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the independent Data Safety Monitoring Board (DSMB) for the pivotal Phase III trial of tesmilifene in patients with metastatic or recurrent breast cancer has completed its third planned safety and efficacy analysis. The DSMB advised the Company to stop the trial based on an interim analysis of 351 events, indicating it is very unlikely significant differences in overall survival will be shown between treatment arms as the data mature. The trial was not stopped due to safety concerns relating to the product. The Company plans to submit data from this trial to an appropriate medical meeting after it completes its review.

Dr. Joyce A. O’Shaughnessy, a leading breast cancer researcher, oncologist and the designated Safety Officer of the DSMB, and Professor Lee-Jen Wei, Chair and Statistician of the DEC Trial Data Safety Monitoring Board stated that, “We extend high praise to YM BioSciences. The DSMB is of the opinion that the trial was well-conducted and well-executed.”

The pivotal Phase III trial compared the survival of patients treated with tesmilifene combined with epirubicin/cyclophosphamide to epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and/or recurrent breast cancer. The study, which completed enrollment of 723 patients in September, 2005, was the subject of a Special Protocol Assessment and a Fast Track designation for advanced breast cancer by the U.S. Food and Drug Administration (FDA).

“We are very disappointed by this outcome and will be evaluating the data to understand why tesmilifene did not add a clinical benefit in this trial,” said David Allan, Chairman and CEO of YM BioSciences. “Upon completing the review of the Phase III data, the Company will consider its options relating to tesmilifene.
In the meantime, we are fortunate to have two other late-stage products which we expect to make important progress this year. Nimotuzumab is our humanized antibody targeting the epidermal growth factor receptor and has shown a more favorable safety profile in studies to date than currently approved products in that family.  We also have AeroLEF™, an inhaled composition of free and liposome-encapsulated fentanyl, which is unique in its ability to enable patients to individualize their dose to their pain level.”

The trial was conducted according to a sequential design that permitted a number of planned interim analyses while the trial continued until one of two specific statistical conditions was satisfied. At each analysis, survival for the tesmilifene-containing treatment arm and the control arm was calculated and then reviewed by the DSMB. The trial was to be concluded if either the tesmilifene-containing treatment arm was superior to the control by a specified margin or it was determined that such evidence was not going to be found.  After the third planned analysis, the DSMB concluded that the trial was highly unlikely to achieve a pre-specified survival benefit.

About Tesmilifene

Tesmilifene is a novel, small molecule that selectively targets multiple-drug resistant (MDR) tumor cells, sensitizing them to chemotherapy. Tesmilifene may offer clinical benefit in a number of tumor types and is being tested with a variety of chemotherapeutic regimens. In addition to the current pivotal trial, a Phase III trial of tesmilifene with doxorubicin in metastatic or recurrent breast cancer has been completed and a Phase II study to evaluate tesmilifene plus docetaxel (Taxotere®) in patients with metastatic breast cancer is being conducted in collaboration with Sanofi-Aventis. In hormone-refractory prostate cancer (HRPC), two single-arm Phase II trials of tesmilifene in combination with chemotherapy (one with mitoxantrone plus prednisone; the other with cyclophosphamide) and a randomized Phase II trial comparing cyclophosphamide alone to cyclophosphamide plus tesmilifene have been conducted. Based on the clinical data generated from these three studies, the Company is currently evaluating additional clinical work in patients with HRPC. In addition, the Company and its partners are evaluating clinical studies in patients with gastric cancer as well as patients with hepatic cancer.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. In addition to tesmilifene, the Company has two other late-stage products. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer. Its in clinical trials in numerous tumor types including glioma (pediatric and adult), pancreatic cancer, prostate cancer, non-small cell lung cancer, esophageal cancer, cervical cancer and breast cancer. AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl is in development for the treatment of moderate to severe pain.

Conference Call Scheduled

A conference call is planned for 8:30 a.m. ET, on Wednesday, January 31, 2007, to which participants may listen via an audio webcast, accessible through the company’s website at www.ymbiosciences.com or via telephone. The telephone conference number is 416-644-3416 or toll-free at 1-800-589-8577.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB's recommendations to terminate the pivotal trial for tesmilifene based on three planned interim analyses implies that the trial was very unlikely to meet its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Investor Relations U.S.	Investor Relations Canada
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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